Exhibit 21.1

LIST OF SUBSIDIARIES OF GIBO HOLDINGS LIMITED

Subsidiary	Place of Incorporation

Bukit Jalil Global Acquisition 1 Ltd.	Cayman Islands

Global IBO Group Ltd.	Cayman Islands

Global IBO AI Technology Ltd	Cayman Islands

GIBO International Ltd	Samoa

Hong Kong Daily Group Supply Chain Limited	Hong Kong